Exhibit 99.15

BOOKHAM TO DEBUT FIRST 2.5GBIT/S DIRECTLY MODULATED LASER WITH 8 × 50GHZ TUNABILITY AND RECORD-BREAKING 360KM REACH AT OFC 2004

Oxfordshire, UK, 20 February 2004 – Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) will launch at this month’s Optical Fiber Communication (OFC) 2004 Exposition in Los Angeles the industry’s first 2.5Gbit/s directly modulated laser (DML) that is tunable over eight adjacent 50GHz ITU DWDM channels. The LC25FT laser has a 360km reach and is available in 2, 3 and 4mW peak-power versions.

The 360km reach is a record for an eight channel thermally tunable DML, and mounts a serious challenge to the electro-absorption (EA) modulation designs that currently dominate this transmission distance. EA modulated lasers are more expensive than the new device, which is better suited to automated card set-up, tuning and high optical output power.

The LC25FT uses three key Bookham technologies to achieve its 50GHz compliance: an ultra-low-chirp thermally tuned DFB laser, co-packaged with a wavelength locker, and a cooler technology that reduces wavelength drift as the device case temperature changes. Bookham’s unique integration and packaging technologies are crucial to realising the high-performance device within a small 14-pin butterfly package with optical isolator.

“A key to the design of the laser is to maintain the reach performance over full range of laser tuning temperatures,” says John Severn, Product Line Manager for Directly Modulated and EA Lasers, Bookham Technology. “A problem with many lasers on the market is that, when you change the wavelength, the laser dynamics change and the reach falls. The LC25FT, however, keeps a constant-reach performance over a large temperature range.”

50GHz tunability has significant benefits for carriers and systems vendors, especially for metro and regional metro DWDM, and CATV and multiservice networks. Reducing the channel spacing from the commonly used 100GHz to 50GHz doubles the number of channels available, relieving capacity bottlenecks and allowing increased use of wavelength routing and network meshing for remotely provisioned wavelength services and network resilience, as well as giving an overall increase in traffic handling.

Because an LC25FT can be tuned over eight different wavelengths, 87% fewer laser wavelength-code types are needed in manufacturing and sparing inventories. And it makes one-for-eight optical-channel back-up possible, overcoming the exorbitant cost of providing full one-for-one back-up to cover an optical linecard failure.

50GHz tunability in the metro also gives carriers greater flexibility in network design, as it makes it easier to share fibre between the metro and long-haul networks, which commonly use 50GHz DWDM.

“Perhaps surprisingly, a laser that tunes over part of the optical window offers many advantages over lasers that tune over the full band,” says Severn. “It has a simpler technology, making the laser lower cost, simpler to implement, more reliable, smaller in size and with lower power dissipation. These are important features in the cost- and space-sensitive metro and multiservice markets.”

The LC25FT provides excellent performance at 3.125Gbit/s, making it ideal for High Definition Digital TV transmission. It also has proven performance from 50Mbit/s to 2.7Gbit/s for multi-bit rate applications such as Sonet/SDH and Gigabit Ethernet.

LC25FT 2.5Gbit/s Directly Modulated 8 × 50GHz Tunable DFB Laser (Source: Bookham Technology)

If you would like to arrange an appointment to visit the Bookham stand and see the LC25FT or to request an interview, please contact Helen Lyman Smith on +44 (0)115 950 8399.

Notes for editors

(1) Optical Fiber Communication (OFC) 2004, managed by the Optical Society of America, is one of the optical communications industry’s premier events of 2004. It will be held at the Los Angeles Convention Center, Los Angeles, California, USA – the Technical Conference 22 – 27 February and the industry Exposition 24 – 26 February. For more details see www.ofcconference.org.

For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology		GBCS Public Relations
Tel: +44 (0)1235 837612		Tel: +44 (0) 115 950 8399
sharon.ostaszewska@bookham.com		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.